FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2015

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

Item

1	Material Fact dated December 22, 2015

MATERIAL FACT

The Board of Directors of Banco Santander has voted to appoint Belén Romana as an independent member, following the proposal of the appointments’ committee and the necessary regulatory approvals. Ms. Belén Romana will take the seat previously held by Sheila Bair, who resigned due to requirements of a new full time academic career. Belén Romana’s appointment requires ratification by shareholders by Banco Santander’s next general shareholders meeting.

Belén Romana has an extensive career in the private sector, where she has held a range of responsibilities. Currently, she is independent non-executive member of the board of directors of British insurance company AVIVA. Her last executive role was chairman of Sareb, the company that manages the assets resulting from Spain’s banking sector restructuring, since November 2012, when the company was created, until January 2015.

In the public sector, Belén Romana was head of the Spanish Treasury from 2003 to 2005 and director general for Economic Policy from 2000 until 2003.

Belén Romana studied Economics in Universidad Autónoma de Madrid. She carried out postgraduate studies in the U.S. and is State Economist (Técnico Comercial y Economista del Estado).

Boadilla del Monte (Madrid), December 22nd, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: December 22, 2015	By:	/s/ José García Cantera
	Name:	José García Cantera
	Title:	Chief Financial Officer